Exhibit 99.7

CERTIFICATE OF QUALIFIED PERSON

To accompany the report entitled: Technical Report for the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado Copper Projects, Region III, Chile having an effective date of October 6, 2014 and readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation on March 20, 2015.

I, John Nilsson, do hereby certify that:

1)	I am President with the firm of Nilsson Mine Services with an office at 20263 Mountain Place, Pitt Meadows, British Columbia;

2)

I am a graduate of Queen’s University in Kingston, Ontario with a B.Sc. in Geology in 1977, I obtained an M.Sc. in Mining Engineering from Queen’s University in 1990. I have practiced my profession continuously since 1977.

3)	I am a professional Engineer registered with the Association of Professional Engineers and Geoscientists of British Columbia (#20697);

4)	I have personally inspected the subject projects between June 10 and 12, 2014 and June 16 and 18, 2014;

5)

I have read the definition of Qualified Person set out in National Instrument 43-101 and certify that by virtue of my education, affiliation to a professional association, and past relevant work experience, I fulfill the requirements to be a Qualified Person for the purposes of National Instrument 43-101 and this technical report has been prepared in compliance with National Instrument 43-101 and Form 43-101F1;

6)	I, as a Qualified Person, am independent of the issuer and Lundin Mining Corporation as defined in Section 1.5 of National Instrument 43-101;

7)	I am the co-author of this report and responsible for parts of sections 14, 15, 20, 24 and 25, and accept professional responsibility for those sections of this technical report;

8)	I have had no prior involvement with the subject projects;

9)	I have read National Instrument 43-101 and confirm that this technical report has been prepared in compliance therewith;

10)

Nilsson Mine Services Ltd. was retained by Lundin Mining Corporation to prepare sections of a technical report, including contributions to a Mineral Reserve statement, for the Compañía Contractual Minera Candelaria copper project located in Chile in accordance with National Instrument 43-101 and Form 43-101F1 guidelines. This assignment was completed using CIM Estimation of Mineral Resources and Mineral Reserves Best Practice Guidelines and Canadian Securities Administrators’ National Instrument 43-101 guidelines. This technical report is readdressed to Franco-Nevada (Barbados) Corporation and Franco-Nevada Corporation to support their technical disclosure requirements;

11)

I have not received, nor do I expect to receive, any interest, directly or indirectly, in the Compañía Contractual Minera Candelaria and Compañía Contractual Minera Ojos del Salado copper projects or securities of Lundin Mining Corporation and Franco-Nevada Corporation ; and

12)

That, as of the effective date of this technical report, to the best of my knowledge, information and belief, this technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

[“signed and sealed”]
Pitt Meadows, British Columbia	John Nilsson, PEng (APEGBC#20697)
March 20, 2015	President Nilsson Mine Services Ltd.